

Mail Stop 4546

August 18, 2017

Mr. Edward L. Rand, Jr.
Chief Financial Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, AL 35209

      Re: ProAssurance Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 23, 2017
             File No. 001-16533

Dear Mr. Rand:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Kevin W. Vaughn

                        Kevin W. Vaughn
                        Accounting Branch Chief
                        Office of Healthcare and Insurance